TRADEQUEST INTERNAIONAL, INC.
                             801 Brickell Bay Drive
                                   Suite 1965
                              Miami, Florida 33131
                                 (305) 377-2110

                                                    January 5, 2007

                                    'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Larry Spirgel, Assistant Director

         Re:      Tradequest International, Inc.
                  Form SB-2
                  Filed November 17, 2006
                  File No. 333-138800

Ladies and Gentlemen:

         In response to the staff's letter of comment dated December 11, 2006 on the above-referenced filing we have filed Amendment No. 1 to the above-captioned registration statement. Under separate cover we are providing three marked copies to Mr. Spirgel which are keyed to the staff's comments in its December 11, 2006 correspondence.

         Following are our responses to the staff's comments.

Form SB-2

General

1. Given the nature and size of the transaction being registered for resale by entities all under common control (e.g., you are registering approximately 100% of the number of shares currently issued and outstanding prior to this offering), advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

         Response: In furtherance to our earlier correspondence dated December 22, 2006 in response to this comment and the subsequent discussion with the staff, Amendment No. 1 has been revised to reduce the number of shares of common stock being registered to 13,448,467 shares. Please see the Calculation of Registration Fee table, the prospectus cover page and pages 2, 13, 53 and 54 of Amendment No. 1.

         In addition to the foregoing, Amendment No. 1 has been updated to include the new executive compensation disclosure.


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         We acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

                                        Very truly yours,

                                        /s/ Luis Alvarez
                                        Luis Alvarez, Chief Executive Officer

cc: James M. Schneider, Esq.


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